UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

001-40221

Commission File Number

RESEARCH ALLIANCE CORP. II

(Exact name of registrant as specified in its charter)

3172 North Rainbow Blvd. #1278
Las Vegas, NV 89108

(617) 778-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Class A Common Stock, $0.0001 par value per share: 0 holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Research Alliance Corp. II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 16, 2022	By:	/s/ Tess Cameron
		Name:	Tess Cameron
		Title:	Chief Financial Officer